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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     August                        Glenn                     R.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

     65 East 55th Street, 32nd Floor
--------------------------------------------------------------------------------
                                    (Street)

     New York                        NY                       10022
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     12/28/01
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Stage Stores, Inc. ("STGS")
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)**
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

     12/28/01
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person
     [_]  Form Filed by More than One Reporting Person

================================================================================
             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock,
par value $0.01 per share                      172,330                (D)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock,
par value $0.01 per share                    3,312,121                (I)                      (1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

                                                                          (Over)
                                                                 SEC 1473 (3-99)

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right to buy)           (2)        (2)             Common Stock            20,000        (2)               (I)            (3)
------------------------------------------------------------------------------------------------------------------------------------
Equity Swap
(obligation to sell)(4)  12/22/2000 12/27/2005      Common Stock           172,330        $0.648            (D)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses: (1) 1,681,506 of such shares of Common Stock are held by Oak Hill Securities Fund, L.P. ("OHSF"), 1,546,879 of such shares of Common Stock are held by Oak Hill Securities Fund II, L.P. ("OHSF II") and 83,736 of such shares of Common Stock are held by two investment advisory clients of Oak Hill Asset Management, Inc. ("OHAM"). By virtue of his ultimate control over each of OHSF and OHSF II, the Reporting Person may be deemed to beneficially own the shares of Common Stock held by such entities. In addition, the Reporting Person controls OHAM, which is the investment advisor to two persons who own shares of Common Stock. By virtue of the investment advisory agreements between OHAM and such investment advisory clients, the Reporting Person may be deemed to beneficially own the shares of Common Stock held by such investment advisory clients.

(2) The options were issued in three equal groupings with per share exercise prices of $13.75, $15.00 and $16.25, respectively. The right to exercise these options will vest over four years from August 24, 2001, with 25% of each group vesting at the end of each of the first four years following the date of grant, and will expire on the earlier of (i) sixty (60) days after the date the Reporting Person is no longer a Director of the Issuer and (ii) ten years from the date of the grant.

(3) The Reporting Person is the controlling person of Oak Hill Advisors, L.P. ("OHA"), the entity that holds the options to purchase an aggregate of 20,000 shares of Common Stock reported in Table II, and may be deemed to beneficially own the shares of Common Stock for which such options are exercisable.

(4) The Reporting Person entered into a derivative transaction with respect to certain debt securities that were exchanged into 172,330 shares of Common Stock.

The Reporting Person disclaims beneficial ownership of the securities held by OHSF, OHSF II, OHA and the investment advisory clients of OHAM in excess of his direct or indirect interest in the profits or capital accounts of OHSF, OHSF II, OHA and OHAM, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of these securities in excess of such amount. The Reporting Person may be deemed a member of a Section 13(d) group that owns more than 10% of the Issuer's outstanding Common Stock. However, the Reporting Person disclaims such group membership, and this report shall not be deemed an admission that the reporting person is a member of a Section 13(d) group that owns more than 10% of the Issuer's outstanding Common Stock for purposes of Section 16 or for any other purpose.


        /s/ Glenn R. August                                  January 9, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
        Name:  Glenn R. August

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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